EXHIBIT 4(h)

USAA Investment Management Company
10750 Robert F. McDermott Freeway
San Antonio, TX  78288


Gentlemen:

     Pursuant to Section 1(b) of the Advisory Agreement dated as of September 21, 1990 between USAA Mutual Fund, Inc. (the "Company") and USAA Investment Management Company (the "Manager"), please be advised that the Company has established three new series of its shares, namely, the Intermediate-Term Bond Fund, High-Yield Opportunities Fund, and the Small Cap Stock Fund (the "Funds"), and please be further advised that the Company desires to retain the Manager to render management and investment advisory services under the Advisory Agreement to the Funds at the fee stated below:

                             ADVISORY FEE SCHEDULE

One-half of one percent (.50%) of the first $50,000,000 of the average net assets, two-fifths of one percent (.40%) for that portion of average net assets over $50,000,000 but not over $100,000,000, and three-tenths of one percent (.30%) of that portion of average net assets in excess of $100,000,000.
                          INTERMEDIATE-TERM BOND FUND

 One-half of one percent (.50%) of the aggregate average net assets of the
                         HIGH-YIELD OPPORTUNITIES FUND

 Three-fourths of one percent (.75%) of the aggregate average net assets of the
                              SMALL CAP STOCK FUND

     From time to time, the Manager may voluntarily waive all or a portion of the advisory fee payable with respect to a Fund. In addition to any amounts otherwise payable to the Manager as an advisory fee for current services under the Advisory Agreement, the Company shall be obligated to pay the Manager all amounts previously waived by the Manager with respect to the Fund, provided that such additional payments are made not later than three years from the date first set forth below and provided further that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund's expense ratio in such year to exceed, in the case of the Intermediate-Term Bond Fund, .65% of the average net assets of the Fund or, in the case of the High-Yield Opportunities Fund, .75% of the average net assets of the Fund.

     Please state below whether you are willing to render such services at the fee stated above.

                                           USAA MUTUAL FUND, INC.


Attest:  /s/ Michael Wagner                By:  /s/ Michael J.C. Roth
         ------------------                     --------------------
         Secretary                              President

Dated:   August 2, 1999
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     We as the sole shareholder of the above named Funds, do hereby approve the
Advisory Agreement and are willing to render management and investment advisory services to the Intermediate-Term Bond Fund, High-Yield Opportunities Fund, and the Small Cap Stock Fund at the fee stated above.

                                           USAA INVESTMENT MANAGEMENT
                                            COMPANY


Attest:  /s/ Alex M. Ciccone               By:  /s/ John W. Saunders, Jr.
         -----------------                      -------------------------
         Assistant Secretary                    Senior Vice President


Dated:   August 2, 1999
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